Mail Stop 4561

April 29, 2008

Mr. Sam Jankovich
Chairman and Chief Executive Officer
EnterConnect Inc.
100 Century Center Court, Suite 650
San Jose, CA 95112-4537

> **Re: EnterConnect Inc.**
> **Amendment No. 1 to Form SB-2 on Form S-1/A**
> **Filed April 4, 2008**
> **File No. 333-148797**

Dear Mr. Jankovich:

We have reviewed your amended filing and response letter and have the following comments.

General

1.   We note that you did not include a marked copy of the amended registration statement on EDGAR. Please ensure that you file a marked copy with your next amendment. See Item 310 of Regulation S-T, which requires that a marked copy be filed electronically.

2.   We note that you are registering the sale over 21 million shares of common stock and that there is a limited market for the company's common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, it appears that you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

     If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

     - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationship among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

3.   We note the existence of the Holder's Right of Optional Redemption in section 8 of the Form of Senior Secured Note, which allows the note holders to require the Company to redeem all or a portion of the overlying convertible note at any time until December 20, 2008. Please provide an analysis setting forth your views as to whether the sale of the convertible note was complete prior to the filing of the resale registration statement. Please see Interpretation 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations for additional guidance. Please also advise whether the note holders will retain the warrants received in connection with the sale of the convertible notes upon redemption of the notes.

Calculation of Registration Fee

4.   We note that the revisions to the fee table include additional shares at a revised offering price of $0.95 though the footnote to the table continues to indicate that the proposed offering price is based on the price of the common stock as reported on January 18, 2008. Rule 457(c) of the Securities Act requires that the fee be calculated based on the price of the securities as of a date within five business days prior to the date of filing the registration statement. Please ensure that the fee table, including the amount of registration fee, conforms to the requirements of Rule 457(c).

5.   Please reconcile the number of shares covered by the registration statement as indicated in the calculation of registration fee table and on the cover page with the selling stockholder section of the prospectus.

Fees and Payments Associated with Transaction, page 10

6.   We note that some of the information provided in the table may be either incomplete or inconsistent with information in the transaction documents. Please modify your disclosure or provide a written response addressing the following:

- Whether the 3% liquidated damages that is to be paid monthly has a maximum dollar amount to be paid over the full term of the notes and whether damages that may be paid in shares have a fixed or variable conversion rate;

- What the maximum redemption premium is that may be paid to note holders pursuant to the note holders' right of redemption (see sections 5(b) and 8 of the Form of Senior Secured Convertible Note);

- What the maximum aggregate amount of interest is that may be paid in cash or shares and/ or capitalized over the full term of the notes (see section 2 of the Form of Senior Secured Convertible Note); and

- Please advise why the maximum possible payments column does not include the $90,000 expense allowance paid to Highbridge International, LLC pursuant to section 4(g) of the Securities Purchase Agreement. Please revise to include these and any other applicable payments you have made or may be required to make in connection with the transaction.

7.   We note the disclosure in section 2(b) of the Form of Senior Secured Convertible Note that the interest on the note shall accrue and be included in the amount to be converted. Please revise your disclosure to describe the interest payment provisions, to disclose the aggregate number of shares issuable as interest and to clarify whether the shares being offered for resale include interest shares. As a general matter, it is inappropriate to register the resale of securities until after the private offering for those securities has been completed. Please provide us with your analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued. Provide an appropriate note to the fee table that confirms your understanding in this respect.

Prior Securities Transactions with Selling Stockholders, page 12

8.   Please refer to comment six of our letter dated February 21, 2008. Please direct
        us to your response to the third and fifth bullet points.

Selling Stockholders, page 15

9.   We note your response to comment 15 of our letter dated February 21, 2008.
        Please identify the broker-dealers and affiliates of broker-dealers in the footnotes
        to the selling security holders table and disclose with regard to each group, and
        consistent with your response, the representations made with respect to the
        manner in which the securities were purchased. Please reconcile the 452,500
        shares discussed in your response and the 1,202,500 shares registered underlying
        warrants received as transaction-based compensation disclosed on the cover page
        of the prospectus. Please disclose the broker-dealer relationship(s) and/ or status
        of Aaron Katz and Juan Ferrier, which were previously omitted. Provide
        appropriate details in your response letter.

Plan of Operations, page 35

10.   Notwithstanding your response to comment 11 of our letter dated February 21,
        2008, please update your disclosure to discuss your plan of operation for a
        consistent time period that is at least 12 months from the filing date. For
        example, your plan regarding research and development and personnel matters is
        for the twelve months ended August 31, 2008. See Item 303(a)(1) of Regulation
        S-B.

Security Ownership of Beneficial Owners and Management, page 39

11.   Please refer to comment 17 of our letter dated February 21, 2008. We note that
        Highbridge International, LLC and Professional Offshore Opportunity Fund, Ltd
        appear to be beneficial owners of 26% and 14% of your common stock,
        respectively. Please tell us why their share ownership is not reflected in the
        beneficial ownership table.   See Instructions 1 and 3 to Item 403 of Regulation
        S-B.

*****

        As appropriate, please amend your filing in response to these comments. Please
furnish a cover letter with your amendments that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535 or, in her absence, Maryse Mills-Apenteng at (202) 551-3457. Should you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 216-8001
        Peter Campitiello, Esq.
        Tarter Krinsky & Drogin LLP